UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

U.S. Energy Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

911805307

(CUSIP Number)

Joshua L. Batchelor

2121 Sage Road, Suite 325

Houston, Texas 77056

(713) 364-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307	Schedule 13D	Page 2 of 14

1.	Name of Reporting Person Joshua L. Batchelor
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 6,790,524 shares(1)(2)
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 6,790,524 shares(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,790,524 shares(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6%*(2)
14.	Type of Reporting Person IN

(1) In his capacity as co-Managing Partner of Sage Road Capital, LLC, Mr. Batchelor may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC, which entities Sage Road Capital, LLC indirectly controls and manages certain funds which own a majority interest of, as discussed below.

(2) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

* Based on information provided by the Issuer as of January 14, 2022, reflecting 24,582,037 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 3 of 14

1.	Name of Reporting Person Benjamin A. Stamets
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 6,790,524 shares(1)(2)
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 6,790,524 shares(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,790,524 shares(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6%*(2)
14.	Type of Reporting Person IN

(1) In his capacity as co-Managing Partner of Sage Road Capital, LLC, Mr. Stamets may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC, which entities Sage Road Capital, LLC indirectly controls and manages certain funds which own a majority interest of, as discussed below.

(2) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

* Based on information provided by the Issuer as of January 14, 2022, reflecting 24,582,037 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 4 of 14

1.	Name of Reporting Person Sage Road Capital, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 6,790,524 shares(1)(2)
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 6,790,524 shares(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,790,524 shares(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6%*(2)
14.	Type of Reporting Person OO

(1) Sage Road Capital, LLC, may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC, which Sage Road Capital, LLC, indirectly controls and manages certain funds which own a majority interest of, as discussed below.

(2) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

* Based on information provided by the Issuer as of January 14, 2022, reflecting 24,582,037 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 5 of 14

1.	Name of Reporting Person Banner Oil & Gas, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 5,668,121 shares(1)
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 5,668,121 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,668,121 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1%*(1)
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

* Based on information provided by the Issuer as of January 14, 2022, reflecting 24,582,037 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 6 of 14

1.	Name of Reporting Person Woodford Petroleum, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 434,130 shares(1)
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 434,130 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,130 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%*(1)
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

* Based on information provided by the Issuer as of January 14, 2022, reflecting 24,582,037 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 7 of 14

1.	Name of Reporting Person Llano Energy LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 688,273 shares(1)
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 688,273 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 688,273 shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%*(1)
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

* Based on information provided by the Issuer as of January 14, 2022, reflecting 24,582,037 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 8 of 14

Item 1. Security and Issuer

This Statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of U.S. Energy Corp., a Wyoming corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 675 Bering Drive, Suite 390, Houston, Texas, 77057.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Joshua L. Batchelor, an individual; Benjamin A. Stamets, an individual; Sage Road Capital, LLC, a Delaware limited liability company (“Sage Road”); Banner Oil & Gas, LLC, a Delaware limited liability company (“Banner”); Woodford Petroleum, LLC, a Delaware limited liability company (“Woodford”); and Llano Energy LLC, a Delaware limited liability company (“Llano”, and together with Mr. Batchelor, Mr. Stamets, Sage Road, Banner and Woodford, the “Reporting Persons”).

Due to Mr. Batchelor’s and Mr. Stamets’ statuses as co-Managing Partners of Sage Road, which entity indirectly controls, and manages certain funds which own a majority interest of, each of Banner, Woodford and Llano, Mr. Batchelor and Mr. Stamets may be deemed to beneficially own the shares of Common Stock held by Banner, Woodford and Llano.

Due to Sage Road’s indirect control of, and management of certain funds which own a majority interest of, Banner, Woodford and Llano, Sage Road may be deemed to beneficially own the shares of Common Stock held by Banner, Woodford and Llano.

(b) The principal business address of the Reporting Persons is 2121 Sage Road, Suite 325, Houston, Texas 77056.

(c) The principal business of Sage Road is making private equity investments in the energy industry. The principal business of Banner is oil and gas exploration and development. The principal business of Woodford is oil and gas exploration and development. The principal business of Llano is oil and gas exploration and development. The principal occupation of Mr. Batchelor and Mr. Stamets is a private equity investment professional. Mr. Batchelor also serves as a member of the Board of Directors of the Issuer.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Batchelor and Mr. Stamets are each a citizen of the United States.

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

●	Lubbock Energy Partners LLC (“Lubbock”);
●	John A. Weinzierl (“Weinzierl”);
●	Wallis T. Marsh (“Marsh”);
●	Duane H. King (“King”);
●	Lee Hightower (“Hightower”); and
●	Synergy Offshore LLC (“Synergy”).

CUSIP No. 911805307	Schedule 13D	Page 9 of 14

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration

On January 5, 2022 (the “Closing Date”), the Issuer closed the acquisitions (the “Closing”) contemplated by those certain three separate Purchase and Sale Agreements (as amended to date, the “Purchase Agreements”), previously entered into by the Issuer on October 4, 2021, with each of (a) Lubbock Energy Partners LLC (“Lubbock”); (b) Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC (collectively, the “Banner Parties”), and (c) Synergy Offshore LLC (“Synergy”, and collectively with Lubbock and the Banner Parties, the “Sellers”), which were previously disclosed in Current Reports on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC” or the “Commission”) on October 6, 2021 and October 27, 2021.

Pursuant to the Purchase Agreements, the Issuer acquired certain oil and gas properties from the Sellers, representing a diversified, conventional portfolio of operated, producing, oil-weighted assets located across the Rockies, West Texas, Eagle Ford, and Mid-Continent. The acquisition also included certain wells, contracts, technical data, records, personal property and hydrocarbons associated with the acquired assets (collectively with the oil and gas properties acquired, the “Acquired Assets”).

The purchase price for the Acquired Assets was (a) $125,000 in cash and 6,568,828 shares of Common Stock, as to Lubbock; (b) $1,000,000 in cash, the repayment of $3.5 million in liabilities, and 6,790,524 shares of Common Stock, as well as the novation of certain hedges which had a mark to market loss of approximately $3.1 million as of the closing date, as to the Banner Parties; and (c) $125,000 in cash and 6,546,384 shares of Common Stock, as to Synergy. The aggregate purchase price under all the Purchase Agreements was $1.25 million in cash, 19,905,736 shares of Common Stock (the “PSA Shares”), and the repayment of $3.5 million in debt, as well as the novation of the hedges discussed above. The initial base purchase price remains subject to customary working capital and other adjustments following the Closing.

Pursuant to the closing of the Purchase Agreement entered into with the Banner Parties, the Issuer, among other things, as discussed above, issued Banner 5,668,121 shares of Common Stock; Woodford 434,130 shares of Common Stock and Llano 688,273 shares of Common Stock.

The description of the Purchase Agreement between the Issuer and the Banner Parties above is not complete and is qualified in its entirety by the full text thereof incorporated by reference herein.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities pursuant to the Purchase Agreement with the Banner Parties. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

CUSIP No. 911805307	Schedule 13D	Page 10 of 14

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, provided that the Reporting Persons reserve the right to appoint another designee to the Board of Directors of the Issuer pursuant to, and plan to take such actions as required by, and may take such actions from time to time, permitted by, the terms of the Nominating and Voting Agreement, discussed below, from time to time;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

On January 4, 2022, and effective as of the Closing on January 5, 2022, the Board of Directors (the “Board”) of the Issuer (i) increased the size of the Issuer’s Board of Directors from five members to seven members (with one of the then members of the Board resigning from the Board effective immediately prior to Closing), and appointed (a) Mr. John A. Weinzierl, the Chief Executive Officer of Lubbock, who was designated by Lubbock, as a director and Chairman of the Issuer; (b) Mr. Joshua Batchelor, the co-Managing Partner of Sage Road, which indirectly controls and manages certain funds that own a majority interest of the Banner Parties, who was designated by the Banner Parties, as a director of the Issuer; and (c) Mr. Duane H. King, the Chief Executive Officer of Synergy, who was designated by Synergy, as a director of the Issuer. Such actions were required pursuant to the Purchase Agreements, and the Nominating and Voting Agreement, discussed below.

At Closing, the Issuer and each of the Sellers (including the Banner Parties) entered into a Nominating and Voting Agreement. Pursuant to the Nominating and Voting Agreement, the Issuer was required to (a) increase the number of directors on the Board from five to seven, (b) cause the resignation or removal of a member from the Board, and (c) cause to be appointed to the Board one person designated by each of Lubbock, Synergy and Banner (each a “Nominating Party”), with the result that, as of the date that the Closing occurred (the “Closing Date”, which date was January 5, 2022), the Board was required to be comprised of: (i) one person designated by each Nominating Party (each a “Seller Nominated Person”) and (ii) four then current members of the Board, all of which actions were taken prior to Closing, as discussed above, including the Issuer’s Board appointing Mr. Batchelor to the Board to fill one of the vacancies created thereon.

CUSIP No. 911805307	Schedule 13D	Page 11 of 14

The Nominating and Voting Agreement also provides that each Nominating Party will have the right to designate for nomination to the Board two nominees (for so long as such Nominating Party holds at least 15% of the Issuer’s outstanding Common Stock) and one nominee (for so long as such Nominating Party holds at least 5% of the Issuer’s Common Stock), for appointment at any stockholder meeting or via any consent to action without meeting of the stockholders of the Issuer. The Nominating and Voting Agreement also requires the Board to include such nominees in the slate of directors up for appointment at each meeting of stockholders where directors will be appointed, and take other actions to ensure that such persons are elected to the Board by the stockholders of the Issuer.

If any Nominating Party’s Seller Nominated Party ceases for any reason to serve on the Board, such Seller Nominated Party will be provided the right to appoint another person to the Board, who shall be appointed to the Board pursuant to the power to fill vacancies given to the Board without a stockholder vote, by the Bylaws of the Issuer.

Notwithstanding the above, no person is required to be included as a nominee for election or appointment to the Board in the event such person is a Disqualified Person. A “Disqualified Person” is a person for whom the Board reasonably determines that the nomination, election or appointment of, or retention of such person on the Board, as applicable, would (a) violate the listing rules of Nasdaq or the rules and regulations of the Securities and Exchange Commission (SEC), (b) due to such person’s past, affiliations or otherwise, negatively affect the reputation of the Issuer, negatively affect the Issuer’s ability to complete future transactions, or disqualify the Issuer from undertaking any offering under applicable securities laws, or (c) violate the fiduciary duties that the Board owes to the Issuer or its stockholders; provided, however, that if the Board reasonably determines that any person is unfit for service on the Board for the reasons set forth above, then the applicable Nominating Party is entitled to designate an alternative or replacement person.

Further notwithstanding the above, the non-Nominating Party directors and Nominating Party directors are required to be apportioned between ‘independent’ and non-’independent’ directors as required by the rules of Nasdaq such that the Issuer continues in compliance with applicable Nasdaq rules.

Each Seller Nominated Person is entitled to the same expense reimbursement and advancement, exculpation, indemnification and insurance in connection with his or her role as a director as the other members of the Board, as well as reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board of which such Seller Nominated Person is a member, if any, in each case to the same extent as the other members of the Board. The Issuer also agreed to continue to maintain directors’ and officers’ liability insurance coverage with respect to each Seller Nominated Person’s service on the Board for a period of at least six years after each such Seller Nominated Person’s service on the Board has concluded.

At all times when Lubbock holds at least 5% of the Issuer’s outstanding Common Stock and its appointee is John A. Weinzierl, each Seller is required to instruct its appointee on the Board to vote in favor of appointing Mr. Weinzierl as Chairman of the Board.

During the term of the Nominating and Voting Agreement, each Seller agreed to vote all securities of the Issuer which they hold in any manner as may be necessary to nominate and elect (and, if applicable, maintain in office) as a member of the Issuer’s Board, each of the Seller Nominated Persons and further to not remove any Seller Nominated Persons, unless such person is a Disqualified Person.

The agreement continues in effect from the Closing Date until the earlier of (a) the date mutually agreed by all the parties (the Issuer and each of the Sellers); and (b) the date that no Seller owns at least 5% of the outstanding shares of Common Stock of the Issuer; subject to certain rights and obligations which survive termination. Once a Seller’s ownership drops below 5% of the Issuer’s outstanding Common Stock, it no longer has any right to nominate any person under the Nominating and Voting Agreement, even if such Seller’s ownership increases above 5% of the Issuer’s Common Stock in the future.

CUSIP No. 911805307	Schedule 13D	Page 12 of 14

The description of the Nominating and Voting Agreement above is not complete and is qualified in its entirety by the full text thereof incorporated by reference herein.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act.

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

As of the close of business on January 5, 2022, the Reporting Persons beneficially owned in aggregate 6,790,524 shares of Common Stock representing 27.6% shares of Common Stock.

Item 2 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Nominating and Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of an aggregate of 13,115,212 shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to beneficially own in the aggregate 19,905,736 shares of Common Stock, which represents approximately 81.0% of the outstanding shares of Common Stock.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 24,582,037 shares of Common Stock outstanding as of January 14, 2022, based on information furnished by the Issuer.

(c) Except for their acquisitions of shares of Common Stock on the Closing Date pursuant to the Purchase Agreements on the terms and conditions disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, the Separately Filing Group Members have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

CUSIP No. 911805307	Schedule 13D	Page 13 of 14

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the Purchase Agreements and Nominating and Voting Agreement, is hereby incorporated herein by this reference thereto.

Registration Rights Agreement

Immediately prior to the Closing, on January 5, 2022, each Seller and the Issuer entered into a Registration Rights Agreement (the “RRA”). Pursuant to the RRA, the Issuer agreed:

● To use its commercially reasonable efforts to prepare and file an initial shelf registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the resale of all of the shares of Common Stock issuable to the Sellers, on or before the 30th day after the date the RRA was entered into and use commercially reasonable efforts to cause such initial shelf registration statement to become effective no later than 60 days following the filing date (or, in the event of a “full review” by the Commission, the 90th day following the filing date; and

● To provide the Sellers certain piggy-back registration and participation rights associated with future registration statements and/or future registered offerings the Issuer may undertake in the future, subject to certain exclusions and exceptions.

The Issuer agreed to bear the full costs of such registration statements and to keep them effective indefinitely, as long as any Seller holds any shares of Common Stock included thereunder.

The RRA contains customary indemnification obligations of the parties and requires the Issuer to take commercially reasonable efforts for so long as the RRA remains in place, to allow for Rule 144 to be available for the sale of the Sellers’ shares of Common Stock issuable in connection with the Closing.

The RRA is to remain in place until such time as each Seller no longer holds any shares of Common Stock issuable in connection with the Closing.

The RRA requires the Sellers to comply with the prospectus delivery requirements of the Securities Act in connection with the sale of any registered shares, and also to refrain from selling any shares at any time the Issuer advises such Sellers that such registration statement can no longer be used for the sale of such shares.

The description of the RRA above is not complete and is qualified in its entirety by the full text thereof incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Purchase and Sale Agreement between among Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC, as sellers, and U.S. Energy Corp., as purchaser, dated as of October 4, 2021 (Filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 6, 2021, and incorporated by reference herein)
2.	First Amendment to Purchase and Sale Agreements between Lubbock Energy Partners, LLC; Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC; Synergy Offshore, LLC, and U.S. Energy Corp., dated as of October 25, 2021(Filed as Exhibit 2.4 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 27, 2021, and incorporated by reference herein)
3.	Registration Rights Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).
4.	Nominating and Voting Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).
5.	Joint Filing Agreement of the Reporting Persons dated January 18, 2022

CUSIP No. 911805307	Schedule 13D	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2022

/s/ Joshua L. Batchelor
Joshua L. Batchelor

January 18, 2022

/s/ Benjamin A. Stamets
Benjamin A. Stamets

January 18, 2022

Sage Road Capital, LLC

/s/ Joshua L. Batchelor
Printed Name: Joshua L. Batchelor

Its: Managing Partner

January 18, 2022

Banner Oil & Gas, LLC

/s/ Joshua L. Batchelor
Printed Name: Joshua L. Batchelor

Its: Manager

January 18, 2022

Woodford Petroleum, LLC

/s/ Joshua L. Batchelor
Printed Name: Joshua L. Batchelor

Its: Manager

January 18, 2022

Llano Energy LLC

/s/ Joshua L. Batchelor
Printed Name: Joshua L. Batchelor

Its: Manager